UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39354

Quhuo Limited

(Registrant’s name)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Entry into a Definitive Securities Purchase Agreement

On April 10, 2026, Quhuo Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchasers, and the Purchasers agreed to purchase from the Company, an aggregate of 31,500,000,000 Class A ordinary shares of the Company (the “Ordinary Shares”), at a purchase price of US$0.0001 per share, for aggregate gross proceeds of approximately US$3.15 million, before deducting fees and offering expenses. The Company intends to file a registration statement on Form F-3 to register the resale of American depositary shares (“ADSs”) representing such Ordinary Shares. Each ADS represents 900 Class A ordinary shares of the Company.

The closing of the transactions contemplated by the Purchase Agreement remains subject to the satisfaction or waiver of customary closing conditions. The Company intends to use the net proceeds from the offering for general corporate purposes.

The foregoing description of the Purchase Agreement is only a summary of certain material terms thereof and does not purport to be complete. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Incorporation By Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Forms F-3 (File No. 333-281997 and 333-273087) and Form S-8 (File No. 333-248884 and 333-294951) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Quhuo may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

Date: April 13, 2026	By:	/s/ Leslie Yu
	Name:	Leslie Yu
	Title:	Chairman and Chief Executive Officer

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